

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

August 3, 2011

Via E-mail
Mr. John Ritchie
Chief Financial Officer
Ubiquiti Networks, Inc.
650 Page Mill Road
Palo Alto, CA 94304

**Re: Ubiquiti Networks, Inc.
            Registration Statement on Form S-1
            Amended on June 28, 2011
            File No. 333-174974**

Dear Mr. Ritchie:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 10

Failure to comply with the United States Foreign Corrupt Practices Act…, page 23

1.   We note your response to comment 21 from our letter dated July 14, 2011, and that your revised disclosure indicates that you "did not clearly state (your) expectations for (your) distributors and resellers" with respect to "compliance with U.S. law." Please revise to

indicate whether, going forward, your distributors are aware of your expectations regarding compliance with all applicable provisions of U.S. law, whether in the presence or the absence of written agreements.

Selected Consolidated Financial Data, page 40

2.   We reissue a portion of comment 25 from our letter dated July 14, 2011. Please revise the title of your "non-GAAP net income" measure to use a label that more clearly describes the adjustments and how this measure differs from net income. Please refer to the guidance in Item10(e) of Regulation S-K that prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Executive Compensation, page 93

3.   We note your response to comment 39 from our letter dated July 14, 2011. While we note that the board did not rely on any formal compensation survey in making its assessment of competitive market data, we are still uncertain how the board used competitive market data, including how compensation elsewhere in the industry compared to your compensation levels. Please advise or revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director